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Exhibit 99.2

Excerpts From the Company's Current Reports on Form 8-K Dated
July 29, 2002, January 28, 2003 and March 11, 2003

July 29, 2002:

ITEM 4.        Changes in Registrant's Certifying Accountants

        Effective July 29, 2002, Nash Finch Company (the "Company") dismissed Ernst & Young LLP and engaged Deloitte & Touche LLP as the principal accountant to audit the Company's financial statements, beginning with its financial statements for the year ending December 28, 2002. The decision to change accountants was recommended by the Company's Audit Committee and approved by the Company's Board of Directors.

        Neither of the reports of Ernst & Young LLP on the financial statements of the Company for the past two fiscal years contained an adverse opinion or disclaimer of opinion, nor was either qualified or modified as to uncertainty, audit scope or accounting principles. There were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, during the Company's two most recent fiscal years ending December 29, 2001 and each subsequent interim period preceding July 29, 2002 which, if not resolved to Ernst & Young LLP's satisfaction, would have caused Ernst & Young LLP to make reference to the subject matter of the disagreements(s) in connection with their reports. No "reportable events," as identified in Regulation S-K, Item 304 (a)(1)(v), occurred within the Company's two most recent fiscal years and each subsequent interim period preceding July 29, 2002.

        The Company requested that Ernst & Young LLP furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company, and, if not, stating the respects in which it does not agree. A letter from Ernst & Young LLP is included as Exhibit 16 to this report, stating their agreement with the statements made by the Company in this report.

        During the Company's two most recent fiscal years and any subsequent interim period prior to July 29, 2002, Deloitte & Touche LLP had not been consulted by the Company either with respect to the application of accounting principles to a specific transaction, the type of audit opinion that might be rendered on the Company's financial statements or any "disagreement" or "reportable event" as described in Item 304 (a)(2)(ii) of Regulation S-K.

        In January 2002, the Company engaged Deloitte & Touche LLP to provide consulting services associated with a financial system conversion. Total fees for the project are expected to approximate $1.2 million, of which approximately 56% were earned prior to July 2002. It is the Company's policy to limit the use of its external auditors for consulting services. The project is expected to be completed before the end of 2002.

January 28, 2003:

Item 4.        Changes in Registrant's Certifying Accountant.

        (a)(1)(i) Effective January 28, 2003, Deloitte & Touche LLP ("Deloitte") resigned as the independent accountants of Nash Finch Company (the "Company").

        (ii)   The Company appointed Deloitte as its independent accountants effective July 29, 2002. Deloitte has not reviewed, audited or rendered any report on any financial statements of the Company as of any date or for any period during the time it served as the Company's independent accountants.

        (iv)  During the period of Deloitte's engagement, there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

        (v)   As discussed below, during the period of Deloitte's engagement, certain information came to Deloitte's attention, that Deloitte determined if further investigated may materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued. However, due to Deloitte's resignation, Deloitte was not able to conclude what effect, if any, these matters have on the Company's previously issued or to be issued financial statements.

        On October 9, 2002, the Securities and Exchange Commission (the "Commission") commenced an informal inquiry into the Company's practices relating to "Count-Recount" charges assessed to the Company's vendors. An investigation of the Company's practices and procedures relating to the Count-Recount charges was commenced by special outside counsel in conjunction with the Audit Committee of the Board of Directors (the "Audit Committee"). These charges have been recognized as a reduction of cost of sales during the period billed. Deloitte advised the Company and the Audit Committee that, as of the date of Deloitte's resignation, the Company had not provided Deloitte with sufficient evidence for it to conclude that the Company's accounting practices for Count-Recount charges were appropriate.

        The Company and the Audit Committee will authorize Deloitte to respond fully to the inquiries of any successor accountant concerning these matters.

        (a)(3) The Company has provided Deloitte with a copy of the disclosures it is making in this Current Report on Form 8-K and requested that Deloitte furnish it with a letter addressed to the Commission stating whether it agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. Deloitte's response to the Company's disclosures is included as Exhibit 16.1 to this Current Report on Form 8-K.

March 11, 2003:

ITEM 4.        Changes in Registrant's Certifying Accountants

        Effective March 11, 2003, the Audit Committee of Nash Finch Company (the "Company") engaged Ernst & Young LLP ("Ernst & Young") as the principal accountant to audit the Company's financial statements, beginning with its financial statements for the year ending December 28, 2002.

        As previously reported in a Current Report on Form 8-K filed by the Company on July 29, 2002, Ernst & Young had been engaged by the Company as the principal accountant to audit the Company's financial statements prior to July 29, 2002. In addition, after the October 9, 2002 commencement by the Division of Enforcement of the Securities and Exchange Commission ("SEC") of an investigation into the Company's practices relating to "count-recount" charges assessed to the Company's vendors in connection with certain types of promotional allowances, the Company consulted with Ernst & Young regarding the Company's accounting for these charges. Ernst & Young has concurred with the Company's conclusion that its accounting for these count-recount charges was in accordance with generally accepted accounting principles.

        As previously reported in the Company's Current Report on Form 8-K filed on February 4, 2003, Deloitte & Touche LLP, who had been appointed as the independent accountants of the Company effective July 29, 2002, resigned the engagement effective January 28, 2003.

        The Company has provided Ernst & Young with a copy of the disclosures it is making in Item 4 of this Current Report on Form 8-K, requested that Ernst & Young review the disclosures, and provided Ernst & Young the opportunity to furnish the Company a letter addressed to the SEC containing any new information, clarification of the Company's expression of Ernst & Young's views, or the respects in which Ernst & Young does not agree with statements made by the Company in these disclosures. Ernst & Young has indicated that it does not intend to submit such a letter.

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Excerpts From the Company's Current Reports on Form 8-K Dated July 29, 2002, January 28, 2003 and March 11, 2003